Exhibit 99.1

UNITED BISCUITS FINANCE plc

Quarterly Report

Third Quarter and Year to Date 2004

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

UNITED BISCUITS FINANCE plc

INDEX TO QUARTERLY REPORT

1	FINANCIAL AND OPERATING HIGHLIGHTS

2	UNAUDITED CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Profit and Loss Accounts for the 12 weeks ended October 9, 2004, the 12 weeks ended October 4, 2003, the 40 weeks ended October 9, 2004, and the 40 weeks ended October 4, 2003

Unaudited Condensed Consolidated Statements of Total Recognized Gains and Losses for the 12 weeks ended October 9, 2004, the 12 weeks ended October 4, 2003, the 40 weeks ended October 9, 2004, and the 40 weeks ended October 4, 2003

Unaudited Condensed Consolidated Balance Sheet as at October 9, 2004 and Audited Condensed Consolidated Balance Sheet as at January 3, 2004

Unaudited Condensed Consolidated Cash Flow Statements for the 12 weeks ended October 9, 2004, the 12 weeks ended October 4, 2003, the 40 weeks ended October 9, 2004, and the 40 weeks ended October 4, 2003

Unaudited Consolidated Statement of Changes in Shareholders’ Funds as at October 9, 2004

Notes to the Unaudited Condensed Consolidated Quarterly Financial Statements

3	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements which are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “intends,” “may,” “will” or “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the company operates.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled “Risk Factors” in the company’s Annual Report on Form 20-F filed with the SEC on March 30, 2004 for a discussion of some of these factors. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc

FINANCIAL AND OPERATING HIGHLIGHTS

Financial Summary

Turnover from continuing operations for the 12 weeks ended October 9, 2004 was £315.9 million compared to £310.4 million for the third quarter of 2003, an increase of £5.5 million, or 1.8%. Business profit from continuing operations for the third quarter of 2004 was £40.7 million compared to £49.3 million for the third quarter of 2003, a decrease of £8.6 million, or 17.4%.

Turnover from continuing operations for the 40 weeks ended October 9, 2004 was £968.4 million compared to £965.8 million for the year to date 2003, an increase of £2.6 million, or 0.3%. Business profit from continuing operations for the year to date 2004 was £105.4 million compared to £117.3 million for the year to date 2003, a decrease of £11.9 million, or 10.1%.

	12 weeks ended October 9, 2004(1)	12 weeks ended October 4, 2003(2)	40 weeks ended October 9, 2004(1)	40 weeks ended October 4, 2003(2)
	(£ million)
Continuing Operations
Turnover	315.9	310.4	968.4	965.8
Cost of sales	(169.7)	(167.9)	(538.0)	(525.6)
Gross profit	146.2	142.5	430.4	440.2
Distribution, selling & marketing costs	(95.8)	(88.0)	(298.6)	(289.1)
Administrative expenses	(25.6)	(17.8)	(77.3)	(74.7)
Other income/(charges)	1.9	(0.7)	6.3	(0.8)
Operating profit before exceptional items and goodwill	26.7	36.0	60.8	75.6

Business profit(3)	40.7	49.3	105.4	117.3
Total Operations
Profit/(loss) before interest and tax	17.3	(11.0)	17.1	0.1
Interest and other finance expense	(41.2)	(34.7)	(124.8)	(125.9)
Tax (charge)/credit	(0.4)	(5.1)	(2.4)	1.2
Loss on ordinary activities after tax	(24.3)	(50.8)	(110.1)	(124.6)

Cash (outflow)/inflow before use of liquid resources and refinancing	(253.2)	(10.7)	(239.9)	32.2

(1)              The results for continuing operations for the 12 weeks and 40 weeks ended October 9, 2004 do not include the turnover or results of Jacob’s Bakery Limited, which we acquired on September 20, 2004 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

(2)              The amounts for 2003 have been restated to reflect the adoption of FRS 17 “Retirement Benefits” (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

(3)              Business profit is the primary measure by which our management monitors our business performance. Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment and reconciliations of business profit to profit before interest for the 12-week period ended October 9, 2004 and the 40-week period ended October 9, 2004  are set out in Note 2 of Notes to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report.

Operating Summary

•                  Priority Brand Growth

A key element of our strategy is to increase the scale and strength of our priority brands. In the first three quarters of 2004, based on constant exchange rates, sales of our priority brands increased by 0.9%, while our branded turnover increased by 0.6%. However, at actual exchange rates sales of our priority brands were 0.1% behind those for the same period in 2003 and our total branded sales decreased by 0.5%.

We remain committed to our program of marketing and new product innovation, and the majority of launches expected for the first three quarters of 2004 took place in accordance with this program. This now includes the Netherlands, where new product launches are performing strongly, their launch having been delayed from earlier in 2004 to avoid any negative effect of the retailer price war.

•                  Substantial Cost Release

To enable us to achieve our short-term financial goals and release additional funds to invest in our key brands, we have continued to drive forward our cost-release program. In the three year-period to the end of 2003, this resulted in savings of approximately £100 million. A further £19.6 million of savings were realized during the first three quarters of 2004.

Recommendations from prior-year reviews of the overhead structures supporting our manufacturing processes continue to be implemented in the United Kingdom and Northern Europe. In February 2003, we announced our proposal to close our large Ashby-de-la-Zouch biscuit factory by the end of 2004. The transfer of production from this site to our other biscuit factories in the United Kingdom is progressing in line with our plan.

•                  Acquisitions and Dispositions

On September 20, 2004 we acquired a 100% interest in Jacob’s Bakery Limited (“Jacob’s”) from Groupe Danone. Jacob’s is a U.K. biscuit and snacks business with a strong presence in the savory biscuits and crackers and crispbread segments of the U.K. biscuit market. The purchase consideration paid to Groupe Danone in respect of the acquisition of Jacob’s was £217.4 million. Under the terms of the sale and purchase agreement, the purchase price may be adjusted in the event actual working capital and net debt varied from pre-agreed levels. It has not yet been agreed whether such adjustment is required, but we do not anticipate a significant adjustment to the purchase price. We anticipate transaction costs associated with the acquisition of Jacob’s to be approximately £4.0 million, excluding the cost of refinancing our senior credit facility. The acquisition of Jacob’s has strengthened our brand portfolio, particularly in the savory biscuits and crackers and crispbreads segment. Jacob’s portfolio of well-known brands includes Jacob’s Cream Crackers, Club, Ritz, Tuc, Cheddars, Thai Bites and Twiglets. In our management’s view following financial due diligence, Jacob’s sales for 2003, after trade investment, amounted to £150.5 million and business profit for the same period was £25.8 million.

Due to the proximity of the acquisition to our quarter end, Jacob’s accounting policies and accounting periods had not been aligned with ours and it’s opening balance sheet position had not been finalized at the quarter end. Consequently, we have not included Jacob’s performance or reflected Jacob’s financial position in the third-quarter results. We have recognized the cost of the Jacob’s acquisition in the balance sheet at October 9, 2004 as an investment in subsidiary. Jacob’s sales in the period September 20, 2004 through October 9, 2004 were approximately £10.4 million.

On August 2, 2004 we announced that we had received final approval from the Portuguese competition authorities to proceed with the acquisition of Triunfo Productos Alimentares S.A. (“Triunfo”). As a result of the acquisition of Triunfo, effective August 1, 2004, we are now the number one biscuit manufacturer in Portugal. Triunfo manufactures some of the most well-known brands in the Portuguese biscuit sector, including Hookie, Clasicas, Waferland, Corintia and Chipmix. The cost of acquisition was approximately €38.8 million. Under the terms of the sale and purchase agreement, the purchase price may be adjusted in the event actual working capital and net debt varied from pre-agreed levels.

Following our announcement on June 25, 2004 that we had signed a binding agreement for the disposal of our Benelux snacks business to Roger & Roger S.A., we announced on August 16, 2004 that the sale of this business had been completed. The results of this business are now reflected as discontinued operations.

•                  Restructuring Programs

In 2001, our management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving program based on implementing operating efficiencies, improving our procurement process, eliminating overhead costs and rationalizing manufacturing capacity. During the first three quarters of 2004, we continued to realize the benefits of our cost-saving initiatives.

•                  Business Strategy

A key element of our strategy is to increase the scale and strength of our priority brands. During the first three quarters of 2004, we continued to experience a challenging trading environment in the United Kingdom and there were strong pricing pressures in the Netherlands as a result of a retailer price war during the first half of 2004. This has affected progress against our strategy this year.

During the first three quarters of 2004, sales of priority brands increased by 0.9%, at constant exchange rates, compared to the same period in 2003. At actual exchange rates, sales of priority brands decreased by 0.1% during the first three quarters of 2004 compared to the same period in 2003.

•                  Senior Management

On June 18, 2004 we announced that Ian Cray, formerly our Chief Financial Officer, had left the business, for personal reasons, with immediate effect. An announcement on his successor will be made in due course.

On August 13, 2004 we announced a strengthening of our UK management team with the appointment of Benoit Testard, previously Managing Director of our Northern Europe business, as the new Managing Director of our UK business with immediate effect. As a result of this appointment, Will Carter, formerly Managing Director of the UK business, has left United Biscuits. An announcement on a new Managing Director for our Northern Europe business will be made in due course.

Dominic Murphy, who has been a member of the boards of directors of both United Biscuits Finance plc and Regentrealm Limited since March 22, 2000, resigned as a director of each of the companies with effect from November 4, 2004.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(UNAUDITED)

	Note	12 weeks ended October 9, 2004(1)	12 weeks ended October 4, 2003	40 weeks ended October 9, 2004(1)	40 weeks ended October 4, 2003
			(Restated)(2)		(Restated)(2)
	(£ million)
Turnover
Continuing operations		315.9	310.4	968.4	965.8
Discontinued operations		1.5	5.4	14.3	20.5
	2	317.4	315.8	982.7	986.3
Cost of sales		(170.8)	(171.8)	(548.6)	(541.6)
Gross profit		146.6	144.0	434.1	444.7
Net operating expenses		(132.2)	(153.0)	(415.3)	(445.7)

Group operating profit/(loss)
Continuing operations		14.6	(7.6)	20.9	3.7
Discontinued operations		(0.2)	(1.4)	(2.1)	(4.7)
		14.4	(9.0)	18.8	(1.0)
Other exceptional income		—	—	—	2.8
Share of operating profit in joint ventures continuing operations		0.2	0.1	0.5	0.4
Operating profit/(loss)	3	14.6	(8.9)	19.3	2.2
Profit/(loss) on sale of business	4	0.8	(2.1)	(4.9)	(2.1)
Profit on disposal of fixed assets		1.9	—	2.7	—
Profit/(loss) before interest		17.3	(11.0)	17.1	0.1
Interest	6	(40.2)	(33.3)	(120.6)	(121.3)
Other finance expense		(1.0)	(1.4)	(4.2)	(4.6)
Loss on ordinary activities before tax		(23.9)	(45.7)	(107.7)	(125.8)
Taxation		(0.4)	(5.1)	(2.4)	1.2
Loss attributable to shareholder		(24.3)	(50.8)	(110.1)	(124.6)

(1)               The results for continuing operations for the 12 weeks and 40 weeks ended October 9, 2004 do not include the results of Jacob’s which we acquired on September 20, 2004 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

(2)               The amounts for 2003 have been restated to reflect the adoption of FRS 17 “Retirement Benefits” (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED

GAINS AND LOSSES

(UNAUDITED)

	12 weeks ended October 9, 2004(1)	12 weeks ended October 4, 2003	40 weeks ended October 9, 2004(1)	40 weeks ended October 4, 2003
		(Restated)(2)		(Restated)(2)
	(£ million)

Loss for the period	(24.3)	(50.8)	(110.1)	(124.6)
Translation differences on foreign currency net investments	(0.3)	0.1	(2.2)	1.3
Total recognized gains and losses relating to the period	(24.6)	(50.7)	(112.3)	(123.3)

(1)                       The results for continuing operations for the 12 weeks and 40 weeks ended October 9, 2004 do not include the results of Jacob’s which we acquired on September 20, 2004 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

(2)                       The amounts for 2003 have been restated to reflect the adoption of FRS 17 “Retirement Benefits” (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	Note	At October 9, 2004(1)	At January 3, 2004 (Audited)
	(£ million)
Fixed assets
Intangible assets		584.0	598.6
Tangible assets		422.8	433.5
Investment in subsidiary – Jacob’s	8	221.4	—
Investment in joint ventures		4.9	4.6
		1,233.1	1,036.7
Current assets
Stocks	9	101.1	81.0
Debtors		283.5	250.8
Costs connected with financing	10	1.8	—
Cash and short-term deposits		48.6	31.4
		435.0	363.2
Creditors: amounts falling due within one year
Trade and other creditors		307.5	260.2
Loans, overdrafts and finance lease obligations	10	—	40.3
Taxation		3.7	1.1
		311.2	301.6

Net current assets		123.8	61.6
Total assets less current liabilities		1,356.9	1,098.3

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	10	923.6	624.8
Amount due to parent company		899.0	824.4
Other creditors		1.4	1.9
Taxation		12.0	12.0
		1,836.0	1,463.1

Provisions for liabilities and charges
Net pension liability		236.9	235.1
Provisions for liabilities and charges		37.5	41.3
		274.4	276.4
		(753.5)	(641.2)
Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(755.5)	(643.2)
Shareholder’s funds		(753.5)	(641.2)

(1)               The unaudited condensed consolidated balance sheet at October 9, 2004  does not include the balance sheet of Jacob’s which was acquired on September 20, 2004. The acquisition of Jacob’s is included in the unaudited condensed consolidated balance sheet as “Investment in Subsidiary,” pending allocation of the purchase consideration and finalization of Jacob’s opening balance sheet (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

(UNAUDITED)

	12 weeks ended October 9, 2004(1)(2)	12 weeks ended October 4, 2003	40 weeks ended October 9, 2004(1)(2)	40 weeks ended October 4, 2003
		(Restated)(1)(3)		(Restated)(1)(3)
	(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit/(loss) before share of operating profit in joint ventures	14.4	(9.0)	18.8	1.8
Exceptional charges to operating profit	3.6	32.5	12.3	41.1
Operating profit before exceptionals	18.0	23.5	31.1	42.9
Depreciation and goodwill amortization	22.6	21.9	73.4	70.8
Increase in stocks	(11.8)	(13.8)	(22.2)	(23.6)
(Increase)/decrease in debtors	(30.0)	(34.9)	(34.2)	3.2
Increase in creditors	16.3	4.4	38.0	2.7
Expenditure against rationalization provisions and operating exceptionals	(8.6)	(5.3)	(22.3)	(19.3)
Other	0.3	4.3	(1.4)	6.0
Net cash inflow from operating activities	6.8	0.1	62.4	82.7
Cash flow statement
Net cash inflow from operating activities	6.8	0.1	62.4	82.7
Net cash outflow from returns on investments and servicing of finance	(9.4)	(0.6)	(32.7)	(29.1)
Taxation received/(paid)	0.6	(0.2)	1.0	(0.4)
Net cash outflow from capital expenditure and financial investment	(4.0)	(10.0)	(23.3)	(24.6)
Net cash (outflow)/inflow from acquisitions and disposals	(247.2)	—	(247.3)	3.6
Cash (outflow)/inflow before use of liquid resources and financing	(253.2)	(10.7)	(239.9)	32.2
Net cash inflow/(outflow) from management of liquid resources	17.3	5.1	(16.9)	0.4
Net cash inflow/(outflow) from financing	235.4	(0.8)	257.1	(24.0)
(Decrease)/increase in cash in the period	(0.5)	(6.4)	0.3	8.6
Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	(631.5)	(618.0)	(633.7)	(642.3)
(Decrease)/increase in cash for the period	(0.5)	(6.4)	0.3	8.6
(Increase in)/repayment of debt	(246.5)	0.2	(270.4)	20.7
Management of liquid resources	(17.3)	(5.1)	16.9	(0.4)
Costs of raising finance	11.1	0.6	13.3	3.3
Exceptional amortization of finance charges	(2.2)	—	(2.2)	(11.9)
Other non-cash movements	0.3	—	0.8	—
Foreign exchange translation difference	(4.6)	(1.1)	1.8	(7.8)
Movement in net borrowings in the period	(259.7)	(11.8)	(239.5)	12.5
Net borrowings at end of period	(873.2)	(629.8)	(873.2)	(629.8)

(1)          Includes cash flows relating to discontinued operations (Benelux snacks). See Note 4 of Notes to the Unaudited Condensed Consolidated Financial Statements.

(2)          The unaudited condensed consolidated cash flow statements for the 12 weeks and 40 weeks ended October 9, 2004  do not include cash flows from Jacob’s which we acquired on September 20, 2004 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

(3)          The amounts for 2003 have been restated to reflect the adoption of FRS 17 “Retirement Benefits” (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S FUNDS

(UNAUDITED)

	Share capital	Profit and loss account(1)	Total
	(£ million)

At January 3, 2004, audited	2.0	(643.2)	(641.2)
Retained loss for the 16 weeks ended April 24, 2004	—	(47.4)	(47.4)
Exchange differences	—	(1.4)	(1.4)
At April 24, 2004	2.0	(692.0)	(690.0)
Retained loss for the 12 weeks ended July 17, 2004	—	(38.4)	(38.4)
Exchange differences	—	(0.5)	(0.5)
At July 17, 2004	2.0	(730.9)	(728.9)
Retained loss for the 12 weeks ended October 9, 2004	—	(24.3)	(24.3)
Exchange differences	—	(0.3)	(0.3)
At October 9, 2004	2.0	(755.5)	(753.5)

(1)          The retained loss for the 12 weeks ended October 9, 2004  does not include the results of Jacob’s which we acquired on September 20, 2004 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.              Basis of Preparation and Consolidation

These unaudited condensed consolidated financial statements have been prepared to show the performance of United Biscuits Finance plc and its respective subsidiaries, excluding the performance of Jacob’s Bakery Limited (“Jacob’s”) which was acquired on September 20, 2004, (collectively the “Company” or the “Group”) for the 12-week periods and the 40-week periods ended October 9, 2004 and October 4, 2003.

The Company acquired Jacob’s on September 20, 2004 from Groupe Danone. As of October 9, 2004, Jacob’s accounting policies and accounting periods had not been aligned with those of the Group and its opening balance sheet position had not been finalized. Consequently, the Company has not included the performance of Jacob’s for the period September 20, 2004 through October 9, 2004 in the unaudited condensed consolidated profit and loss account or unaudited condensed consolidated cash flow statements for the 12 weeks and 40 weeks ended October 9, 2004 or reflected Jacob’s financial position as at October 9, 2004 in the unaudited condensed consolidated balance sheet as at that date. Jacob’s sales in the period September 20, 2004 through October 9, 2004 were approximately £10.4 million.

The Company adopted the reporting requirements of FRS 17 “Retirement Benefits” (“FRS 17”) in its primary financial statements for the 53 weeks ended January 3, 2004.

The adoption of FRS 17 decreased operating profit and shareholder’s funds and increased the loss attributable to shareholder for the first three quarters of 2003, compared with the previously reported amounts, as follows:

	16 weeks ended April 19, 2003	12 weeks ended July 12, 2003	12 weeks ended October 4, 2003	13 weeks ended January 3, 2004	53 weeks ended January 3, 2004
	(Restated)	(Restated)	(Restated)
	(£ million)
Group operating profit/(loss)
As published	6.1	9.4	(5.8)
Operating expenses FRS 17	(4.3)	(3.2)	(3.2)
As restated	1.8	6.2	(9.0)	11.6	10.6

Loss attributable to shareholder
As published	(50.0)	(28.0)	(36.0)
Operating expenses FRS 17	(4.3)	(3.2)	(3.2)
Other finance expense	(1.9)	(1.3)	(1.4)
Tax charge	1.9	1.4	1.4
As restated	(54.3)	(31.1)	(39.2)	(16.6)	(141.2)

Shareholder’s funds
As published	(298.7)	(327.6)	(342.9)
Adoption of FRS 17	(225.6)	(228.7)	(231.9)
As restated	(524.3)	(556.3)	(574.8)	(641.2)	(641.2)

These unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary to present fairly the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the 12-week period ended October 9, 2004 and the 40-week period ended October 9, 2004 are not necessarily indicative of future financial results. For further information on the Group’s significant accounting policies refer to our Annual Report on Form 20-F filed with the SEC.

2.              Accounting Policies

Management are in the process of assessing the Company’s definition of revenue in line with emerging best practice in the United Kingdom provided by Application Note G to FRS 5 “Revenue Recognition” and the detailed guidance offered by U.S. GAAP in Emerging Issues Task Force No. 01-09 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.”

The likely impact of any change to the Company’s revenue definition would be to reduce reported turnover and reduce distribution, selling and marketing costs by the amount of certain incentives paid to retailers. Consequently there would be no impact on reported business profit.

Management expect to have completed their assessment by the end of the year and will reflect any appropriate changes in the company’s Annual Report on Form 20-F for the 2004 fiscal year.

3.              Segmental Analysis

The Company is a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and continental Western Europe. Our continuing operations were managed on a category basis until January 3, 2004, until which time the business was divided into seven segments: UK Biscuits; Northern Europe Biscuits; Southern Europe Biscuits; UK Snacks; General Export; Other (Benelux snacks); and Central. Since the beginning of 2004, the Company has combined its UK Biscuits and UK Snacks businesses into one UK business and has managed its operations through six segments that reflect the region-based operational management structure of the Company. These segments comprise UK, Northern Europe, Southern Europe, International Sales (formerly General Export), Other (Benelux snacks, now disposed of), and Central.

The Company acquired Jacob’s on September 20, 2004 from Groupe Danone. The results of the Jacob’s business for the period from September 20, 2004 to October 9, 2004 are not included in the segmental analysis for the 12-week and 40-week periods ended October 9, 2004. It is intended that the Jacob’s business will be integrated with the Company’s existing UK business and will be reported in the UK segment.

The company acquired Triunfo from August 1, 2004 and its results of operations from that date have been included in the Southern Europe segment.

The results for the 12-week period ended October 9, 2003 and the 40-week period ended October 4, 2003 have been restated to reflect the adoption of FRS 17 and the new management structure (UK Biscuits and UK Snacks results have been combined and reported as UK). “Central” includes corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions. The results of the Benelux snacks business, which previously comprised the segment “Other,” have been reflected as discontinued operations following the agreed sale of the business during the second quarter of 2004. Benelux snacks results for the first quarter of 2004, the 12-week period ended October 4, 2003 and the 40-week period ended October 4, 2003 have been restated as discontinued operations.

The key performance measure used by senior management for the purpose of business decision-making and resource allocation is “business profit.” Business profit represents profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items.

	Continuing Operations
	UK	Northern Europe	Southern Europe	International Sales	Central	Discontinued Operations	Total
	(£ million)
12 weeks ended October 9, 2004(1)

Total turnover	180.7	70.2	64.3	23.0	—	1.5	339.7
Inter-segment turnover(2)	(1.8)	(17.5)	(3.0)	—	—	—	(22.3)
Group turnover	178.9	52.7	61.3	23.0	—	1.5	317.4
Business profit/(loss)	19.0	8.9	10.1	4.5	(1.8)	(0.1)	40.6
Depreciation, amortization and operating exceptional items	(11.5)	(2.6)	(2.6)	(0.1)	(9.3)	(0.1)	(26.2)
Group operating profit/(loss)	7.5	6.3	7.5	4.4	(11.1)	(0.2)	14.4
Other exceptional income							—
Share of operating profit in joint ventures							0.2
Operating profit							14.6
Loss on sale of business							0.8
Profit on disposal of fixed assets							1.9
Profit before interest							17.3

Notes appear on page 15.

	Continuing Operations
	UK	Northern Europe	Southern Europe	International Sales	Central	Discontinued Operations	Total
	(£ million)
12 weeks ended October 4, 2003, as restated(3)

Total turnover	183.3	71.5	55.4	21.2	—	5.4	336.8
Inter-segment turnover(2)	(2.3)	(16.6)	(1.9)	(0.2)	—	—	(21.0)
Group turnover	181.0	54.9	53.5	21.0	—	5.4	315.8
Business profit/(loss)	30.9	7.9	7.4	5.2	(2.1)	(1.1)	48.2
Depreciation, amortization and operating exceptional items	(40.0)	(3.4)	(2.3)	(0.1)	(11.1)	(0.3)	(57.2)
Group operating profit/(loss)	(9.1)	4.5	5.1	5.1	(13.2)	(1.4)	(9.0)
Other exceptional income							—
Share of operating profit in joint ventures							0.1
Operating loss							(8.9)
Loss on disposal or termination of business							(2.1)
Loss before interest							(11.0)

	Continuing Operations
	UK	Northern Europe	Southern Europe	International Sales	Central	Discontinued Operations	Total
	(£ million)
40 weeks ended October 9, 2004(1)

Total turnover	596.0	194.6	177.0	44.8	—	14.3	1,026.7
Inter-segment turnover(2)	(5.4)	(30.6)	(8.0)	—	—	—	(44.0)
Group turnover	590.6	164.0	169.0	44.8	—	14.3	982.7
Business profit/(loss)	62.8	15.7	26.1	9.8	(9.0)	(0.9)	104.5
Depreciation, amortization and operating exceptional items	(36.7)	(9.1)	(6.4)	(0.1)	(32.2)	(1.2)	(85.7)
Group operating profit/(loss)	26.1	6.6	19.7	9.7	(41.2)	(2.1)	18.8
Other exceptional income							—
Share of operating profit in joint ventures							0.5
Operating profit							19.3
Provision on sale of business							(4.9)
Profit on disposal of fixed assets							2.7
Profit before interest							17.1

Notes appear on page 15.

	Continuing Operations
	UK	Northern Europe	Southern Europe	International Sales	Central	Discontinued Operations	Total
	(£ million)
40 weeks ended October 4, 2003, as restated(3))

Total turnover	595.1	200.7	164.2	48.3	—	20.5	1,028.8
Inter-segment turnover(2)	(6.9)	(30.6)	(4.7)	(0.3)	—	—	(42.5)
Group turnover	588.2	170.1	159.5	48.0	—	20.5	986.3
Business profit/(loss)	80.6	13.4	21.2	11.9	(9.8)	(3.6)	113.7
Depreciation, amortization and operating exceptional items	(61.7)	(10.9)	(5.6)	(0.4)	(35.0)	(1.1)	(114.7)
Group operating profit/(loss)	18.9	2.5	15.6	11.5	(44.8)	(4.7)	(1.0)
Other exceptional income							2.8
Share of operating profit in joint ventures							0.4
Operating profit							2.2
Loss on disposal or termination of business							(2.1)
Profit before interest							0.1

(1)               The results for the UK for the 12 weeks and 40 weeks ended October 9, 2004 do not include the turnover or results of Jacob’s which we acquired on September 20, 2004 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

(2)               Inter-segment turnover is determined based on direct costs plus a margin to reflect overhead costs and profit.

(3)               The amounts for 2003 have been restated to reflect the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

4.              Operating Profit

Operating profit is further analyzed as follows:

	12 weeks ended October 9, 2004(1)			12 weeks ended October 4, 2003 (2)
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
	(£ million)

Turnover	315.9	1.5	317.4	310.4	5.4	315.8
Cost of sales	(169.7)	(1.1)	(170.8)	(167.9)	(3.9)	(171.8)
Gross profit	146.2	0.4	146.6	142.5	1.5	144.0
Distribution, selling and marketing costs	(95.8)	(0.5)	(96.3)	(88.0)	(2.4)	(90.4)
Administrative expenses	(25.6)	(0.1)	(25.7)	(17.8)	(0.5)	(18.3)
Other income/(charges)	1.9	—	1.9	(0.7)	—	(0.7)
Group operating profit/(loss) before goodwill and exceptional items	26.7	(0.2)	26.5	36.0	(1.4)	34.6
Operating exceptional items	(3.6)	—	(3.6)	(35.3)	—	(35.3)
Goodwill amortization	(8.5)	—	(8.5)	(8.3)	—	(8.3)
Group operating profit/(loss)	14.6	(0.2)	14.4	(7.6)	(1.4)	(9.0)
Share of operating profit in joint ventures	0.2	—	0.2	0.1	—	0.1
Operating profit/(loss)	14.8	(0.2)	14.6	(7.5)	(1.4)	(8.9)

	40 weeks ended October 9, 2004(1)			40 weeks ended October 4, 2003 (2)
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
	(£ million)

Turnover	968.4	14.3	982.7	965.8	20.5	986.3
Cost of sales	(538.0)	(10.6)	(548.6)	(525.6)	(16.0)	(541.6)
Gross profit	430.4	3.7	434.1	440.2	4.5	444.7
Distribution, selling and marketing costs	(298.6)	(4.4)	(303.0)	(289.1)	(7.6)	(296.7)
Administrative expenses	(77.3)	(1.0)	(78.3)	((74.7)	(1.6)	(76.3)
Other income/(charges)	6.3	0.1	6.4	(0.8)	—	(0.8)
Group operating profit/(loss) before goodwill and exceptional items	60.8	(1.6)	59.2	75.6	(4.7)	70.9
Operating exceptional items	(11.8)	(0.5)	(12.3)	(43.9)	—	(43.9)
Goodwill amortization	(28.1)	—	(28.1)	(28.0)	—	(28.0)
Group operating profit/(loss)	20.9	(2.1)	18.8	3.7	(4.7)	(1.0)
Other exceptional income(3)	—	—	—	2.8	—	2.8
Share of operating profit in joint ventures	0.5	—	0.5	0.4	—	0.4
Operating profit/(loss)	21.4	(2.1)	19.3	6.9	(4.7)	2.2

(1)          The results for continuing operations for the 12 weeks and 40 weeks ended October 9, 2004 do not include the turnover or results of Jacob’s which we acquired on September 20, 2004 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

(2)          The amounts for 2003 have been restated following the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and the reclassification of the Benelux snacks business as discontinued operations.

(3)          At December 28, 2002, the Group had paid £0.8 million to Nabisco Inc. in respect of the acquisition of Nabisco’s Middle Eastern operations. An agreement was reached with Nabisco, effective February 18, 2003, that the acquisition would not proceed. As a consequence, $4.8 million (approximately £3.0 million) was received from Nabisco. £0.8 million was in respect of amounts previously paid to Nabisco and the balance of £2.2 million was recorded as other exceptional income. In addition, the license agreement with Merola Finance B.V., a licensee of Nabisco, for the exclusive license of certain trademarks, was amended to exclude territories associated with the Middle Eastern business. A payment of $1.0 million (£0.6 million) was made by Nabisco as consideration for the exclusion of such territories and recorded as other exceptional income.

5.              Discontinued Operations

The Group announced it had reached a binding agreement for the sale of its Benelux snacks business on June 25, 2004 and accordingly reclassified the operations of that business as discontinued. The sale was completed on August 16, 2004.

Loss on Sale or Termination of a Business

A provision of £5.7 million was made during the 12 weeks ended July 17, 2004 in relation to the sale of the Benelux snacks business. The provision included amounts for expected operating losses through completion of the sale, redundancy costs, professional fees and other costs associated with the sale of the business net of anticipated asset disposal proceeds. Following completion of the sale on August 16, 2004, an adjustment of £0.8 million was made in respect of a stock provision no longer required.

Cash Flows from Discontinued Operations

Included in the unaudited condensed consolidated cash flow statement for the first three quarters of 2003 and 2004 are cash flows relating to the Benelux snacks business, which was classified as a discontinued operation during the second quarter of 2004.

During the third quarter of 2004, Benelux snacks generated a net operating cash outflow of £1.3 million, an outflow of £0.1 million in respect of net returns on investments and servicing of finance and a net cash inflow of £0.2 million relating to net proceeds received on disposal of the business. For the third quarter of 2003, the business generated a net operating outflow of £2.5 million, an outflow of £0.2 million in respect of capital expenditure and an outflow of £0.2 million in respect of net returns on investments and servicing of finance.

For the first three quarters of 2004 Benelux snacks generated a net operating cash outflow of £3.3 million, an outflow of £0.4 million in respect of net returns on investments and servicing of finance and a net cash inflow of £0.1 million relating to the disposal of the business. For the first three quarters of 2003, it generated a net operating cash outflow of £4.1 million, an outflow of £0.3 million in respect of net returns on investments and servicing of finance, an inflow of £0.1 million in respect of taxation and a £0.3 million outflow on capital expenditure.

6.              Interest

	12 weeks ended October 9, 2004	12 weeks ended October 4, 2003	40 weeks ended October 9, 2004	40 weeks ended October 4, 2003
	(£ million)
Interest payable
Senior credit facility	6.5	4.9	18.5	18.4
Senior subordinated notes	7.3	5.8	23.2	19.0
Interest rate swaps	0.4	1.1	1.7	3.6
Bank loans and overdrafts	0.4	0.5	1.3	1.3
Interest payable to related companies	23.5	20.8	74.6	66.5
Other interest	0.2	—	0.3	—
Amortization of finance charges	0.6	0.4	1.8	1.6
Exceptional amortization of finance charges(1)	2.2	—	2.2	11.9
	41.1	33.5	123.6	122.3
Interest receivable
Short-term deposits	0.5	0.2	1.3	1.0
Other interest	0.1	—	0.9	—
Amortization of debt premium(2)	0.3	—	0.8	—
	0.9	0.2	3.0	1.0

	40.2	33.3	120.6	121.3

(1)               The unamortized portion of issuance costs in connection with the Senior Credit Facility at September 19, 2004, were written off following the refinancing of this facility on September 20, 2004. In 2003, the unamortized portion of issuance costs in connection with the Senior Credit Facility at April 8, 2003, were written off following the refinancing of this facility on April 9, 2003.

(2)               See Note 9 of Notes to the Unaudited Condensed Consolidated Financial Statements.

7.              Operating Exceptional Items

	12 weeks ended October 9, 2004	12 weeks ended October 4, 2003	40 weeks ended October 9, 2004	40 weeks ended October 4, 2003
	(£ million)

Factory closures and reorganization	(3.6)	(35.3)	(12.3)	(43.9)
	(3.6)	(35.3)	(12.3)	(43.9)

8.              Investment in Subsidiary – Jacob’s

On September 20, 2004 the Company acquired a 100% interest in Jacob’s from Groupe Danone. The purchase consideration paid to Groupe Danone on September 20, 2004 in respect of the acquisition of Jacob’s was £217.4 million. Under the terms of the sale and purchase agreement, the purchase price may be adjusted in the event the actual working capital and net debt varied from pre-agreed levels. It has not yet been agreed whether such adjustment is required; however, it is not anticipated any adjustment will be significant.

The Company has reflected the acquisition of Jacob’s in its balance sheet at October 9, 2004 as an investment in subsidiary of £221.4 million, based on a purchase consideration £217.4 million and anticipated transaction costs associated with the acquisition of approximately £4.0 million.

The opening balance sheet of Jacob’s and the allocation of the purchase consideration to the assets and liabilities acquired will be determined in the near future.

9.              Stocks

	At October 9, 2004	At January 3, 2004
	(£ million)

Raw materials and consumables	22.8	28.5
Work in progress	13.5	8.6
Finished goods	64.8	43.9
	101.1	81.0

There is no material difference between the replacement cost and historical cost of stocks.

10.       Borrowings

	At October 9, 2004	At January 3, 2004
	(£ million)
Bank loans
Term loan A	267.4	245.4
Term loan B	166.1	—
Term loan C	200.9	—
Revolving credit	—	194.0
Senior credit facility(1)	634.4	439.4

Debentures and other loans
10.750% sterling senior subordinated notes due 2011(2)	169.5	120.0
10.625% euro senior subordinated notes due 2011(2)	135.8	112.8
	305.3	232.8

Finance lease obligations	1.8	3.1

Total gross borrowings	941.5	675.3

Analysis by maturity
Repayable as follows:
After more than five years	736.2	232.8
Between four and five years	67.5	226.6
Between three and four years	57.7	72.6
Between two and three years	48.0	55.1
Between one and two years	24.7	46.2
	934.1	633.3
Under one year	0.3	42.0
	934.4	675.3
Add: Debt premium on senior subordinated notes(2)	7.1	—
Total gross borrowings	941.5	675.3
Less: Issuance costs	(19.7)	(10.2)
	921.8	665.1
Add: Included in net current assets	1.8	(40.3)
	923.6	624.8

(1)               On September 20, 2004 the Group refinanced its existing senior credit facility, comprising a term loan A of £204.9 million and a revolving facility of £225.0 million of which £184.0 million was drawn down as a loan and £9.5 million was provided as ancillary facilities and a letter of credit, and raised new funds of £252.5 million. £243.5 million of the new funds was drawn down and utilized to finance the acquisition totaling an estimated £217.4 million, fund the related costs of acquisition and costs of financing totaling an estimated £15.2 million and the remainder was made available to fund the working capital requirements of the group. The senior credit facility now comprises £632.4 million term loans A, B and C which have been drawn down, and which have been increased by an adverse foreign exchange movement of £2.0 million since draw down, and a revolving facility of £50.0 million of which £9.5 million has been provided as ancillary facilities and a letter of credit, and the remainder is available to be drawn.

(2)               On February 16, 2004 the Company issued £45.0 million additional 10.75% Senior Subordinated Sterling Notes due 2011 at a premium of 11% and €32.5 million additional 10.625% Senior Subordinated Euro Notes due 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The additional notes have been issued on the same terms and under the same indenture as the outstanding £120.0 million 10.75% Senior Subordinated Sterling Notes due 2011 and €160.0 million 10.625% Senior Subordinated Euro Notes due 2011 which were issued in April 2001. Of the proceeds, £1.0 million has been used to finance the issuance costs, £40.0 million to prepay a portion of the Group’s Senior Credit Facility and the remainder to finance the acquisition of Triunfo. The debt premium associated with the additional notes issued totaled £7.8 million, which is to be amortized over the term of the notes. The notes are stated inclusive of the unamortized portion of the debt premium. During the period ended October 9, 2004, 2004, amortization credited was £0.7 million.

11.       Financial Commitments

On April 17, 2003, the Group signed a put and call option agreement to acquire a company that runs the business of the supply and distribution of crisps and snack products in the United Kingdom via a van sales force. The option agreement provides security in relation to this route to market. It is anticipated that if the option had been exercised at the end of the third quarter of 2004, the cost of acquisition would not have exceeded £10.0 million.

12.       Senior Management

On June 18, 2004 the Group announced that its Chief Financial Officer, Ian Cray, had left the business, for personal reasons, with immediate effect. An announcement on his successor will be made in due course.

On August 13, 2004 the Group announced a strengthening of our UK management team with the appointment of Benoit Testard, previously Managing Director of it’s Northern Europe business, as the new Managing Director of it’s UK business with immediate effect. As a result of this appointment, Will Carter, formerly Managing Director of the UK business, has left the Group. An announcement on a new Managing Director for our Northern Europe business will be made in due course.

Dominic Murphy, who has been a member of the boards of directors of both United Biscuits Finance plc and Regentrealm Limited since March 22, 2000, resigned as a director of each of the companies with effect from November 4, 2004.

13.       Acquisitions

On September 20, 2004 the Group acquired a 100% interest in Jacob’s Bakery Limited (Jacob’s) from Groupe Danone. (See Notes 1 and 8 of Notes to the Unaudited Condensed Consolidated Financial Statements.)

On August 2, 2004 the Group announced that it had received final approval from the Portuguese competition authorities to proceed with the acquisition of Triunfo Productos Alimentares S.A. (“Triunfo”) from Nutrinveste SGPS, S.A.. As a result of the acquisition of Triunfo, which became effective on August 1, 2004, the Group is now the number one biscuit manufacturer in Portugal.

14.       Adoption of International Financial Reporting Standards (“IFRS”)

The Group intends to adopt IFRS for its 2005 fiscal year. In order to do this, the Group has implemented a conversion process. This process involves the establishment of a transition calendar, identification and quantification of the main differences between U.K. GAAP and IFRS, identification of the impacts on reporting systems, and preparation of training programs for the Group’s employees that will be impacted by IFRS adoption.

The Group has identified a number of differences between U.K. GAAP and IFRS that will affect the Group. These differences include, but are not limited to, the presentation of financial instruments and the accounting for goodwill, intangible assets, pensions, business combinations and asset impairment.

The Group intends to present a quantified analysis of the differences resulting from the initial adoption of IFRS in its report on the first quarter of 2005.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW

General

United Biscuits Finance plc, together with its subsidiaries, is the largest manufacturer and marketer of biscuits in the United Kingdom, Spain and Portugal and the second largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium. It is also the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savory snacks and crisps in the United Kingdom. References in this report to “UB Finance” are to United Biscuits Finance plc. Unless the context otherwise requires, “we,” “us,” “our”, the “company” and the “group” refer collectively to UB Finance and its subsidiaries.

Our operations are organized around three regions, the United Kingdom, Northern Europe and Southern Europe, and are managed through five business units:

UK	Markets and manufactures biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and markets biscuits, cakes savory snacks, packaged nuts and crisps in the Republic of Ireland.

Northern Europe	Markets and manufactures biscuits in France, the Netherlands and Belgium.

Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia. The results of Triunfo have been included in this segment from the date of acquisition.

International Sales	Exports branded products to approximately 100 countries around the world through third-party distributors.

Other

The formerly-owned Benelux snacks business, which manufactures crisps and savory snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg. Following the announcement of a binding agreement for the sale of this business during the second quarter of 2004, this business has been classified as a discontinued operation.

The segmental performance analysis included in this discussion is based on these units.

Significant Factors Affecting Results of Operations

Our consolidated results of operations this quarter have been affected by a number of factors, including acquisitions and dispositions, restructuring programs and our business strategy of profitable branded growth. In addition, the comparability of our results of operations for this quarter versus certain other quarters is affected by seasonality and our accounting periods.

Acquisitions and Dispositions

On September 20, 2004 we acquired a 100% interest in Jacob’s from Groupe Danone. Jacob’s is a U.K. biscuit and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the U.K. biscuit market. The purchase consideration paid to Groupe Danone in respect of the acquisition of Jacob’s was £217.4 million. Under the terms of the sale and purchase agreement, the purchase price may be adjusted in the event actual working capital and net debt varied from pre-agreed levels. It has not yet been agreed whether such adjustment is required, but we do not anticipate a significant adjustment to the purchase price. We anticipate transaction costs associated with the acquisition of Jacob’s to be approximately £4.0 million, excluding the cost of refinancing our senior credit facility.

The acquisition of Jacob’s has strengthened our brand portfolio, particularly in the savory biscuits and crackers and crispbreads segments. Jacob’s portfolio of well-known brands includes Jacob’s Cream Crackers, Club, Ritz, Tuc, Cheddars, Thai Bites and Twiglets. In our management’s view following financial due diligence, Jacob’s sales for 2003, after trade investment, amounted to £150.5 million and business profit for the same period was £25.8 million. See “—Overview of Jacob’s.”

Due to the proximity of the acquisition to our quarter end, Jacob’s accounting policies and accounting periods had not been aligned with ours and its opening balance sheet position had not been finalized at the quarter end. Consequently, we have not included Jacob’s performance or reflected Jacob’s financial position in the third-quarter results. We have recognized the cost of the Jacob’s acquisition in the balance sheet at October 9, 2004 as an investment in subsidiary. Jacob’s sales in the period September 20, 2004 through October 9, 2004 were approximately £10.4 million. It is intended that the Jacob’s business will be integrated with the Company’s existing UK business and will be reported in the UK segment.

On August 2, 2004 we announced that we had received final approval from the Portuguese competition authorities to proceed with the acquisition of Triunfo. As a result of the acquisition of Triunfo, effective August 1, 2004, we are now the number one biscuit manufacturer in Portugal. Triunfo manufactures some of the most well-known brands in the Portuguese biscuit sector, including Hookie, Clasicas, Waferland, Corintia and Chipmix.

Following our announcement on June 25, 2004 that we had signed a binding agreement for the disposal of our Benelux snacks business to Roger & Roger S.A., we announced on August 16, 2004 that the sale of this business had been completed. The results of this business are now reflected as discontinued operations.

Restructuring Programs

In 2001, our management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving program based on implementing operating efficiencies, improving our procurement process, eliminating overhead costs and rationalizing manufacturing capacity. During the third quarter of 2004, we continued to realize the benefits of our cost-saving initiatives.

Business Strategy

Our strategy revolves around delivering profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. During the first quarter of 2002, we completed our review of brand and market portfolio prioritization. We have prioritized our markets and identified brands that have a strong current consumer image, financial scale, high margins and growth potential. We continue to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and non-branded products will continue to be managed to maximize their profit contribution.

During the first three quarters of 2004, we continued to experience a challenging trading environment in the United Kingdom and there were strong pricing pressures in the Netherlands as a result of a retailer price war during the first half of 2004. This has affected progress against our strategy this year. During the first three quarters of 2004, sales of priority brands increased by 0.9%, at constant exchange rates, compared to the same period in 2003. At actual exchange rates, sales of priority brands decreased by 0.1% during the first three quarters of 2004 compared to the same period in 2003.

Seasonality

Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business as we build up inventories during the third fiscal quarter.

As a result of the seasonality of our sales and our fiscal accounting conventions (as discussed below), the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year.

Accounting Periods

Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, with each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, or 16 weeks, and our remaining three fiscal quarters each consists of three four-week periods, or 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. The current fiscal year consists of 52 weeks and will end on January 1, 2005. As a result of our fiscal accounting conventions, our sales in the first fiscal quarter are generally higher than they are in the other three fiscal quarters.

Accounting Policies – Revenue Recognition

Management are in the process of assessing the Company’s definition of revenue in line with emerging best practice in the United Kingdom provided by Application Note G to FRS 5 “Revenue Recognition” and the detailed guidance offered by U.S. GAAP in Emerging Issues Task Force No. 01-09 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.”

The likely impact of any change to the Company’s revenue definition would be to reduce reported turnover and reduce distribution, selling and marketing costs by the amount of certain incentives paid to retailers. Consequently there would be no impact on reported business profit.

Management expect to have completed their assessment by the end of the year and will reflect any appropriate changes in the company’s Annual Report on Form 20-F for the 2004 fiscal year.

Adoption of International Financial Reporting Standards (“IFRS”)

We intend to adopt IFRS for our 2005 fiscal year. In order to do this, we have implemented a conversion process. This process involves the establishment of a transition calendar, identification and quantification of the main differences between U.K. GAAP and IFRS, identification of the impacts on reporting systems, and preparation of training programs for our employees who will be impacted by IFRS adoption.

We have identified a number of differences between U.K. GAAP and IFRS that will affect us. These differences include, but are not limited to, the presentation of financial instruments and the accounting for goodwill, intangible assets, pensions, business combinations and asset impairment.

We intend to present a quantified analysis of the differences resulting from the initial adoption of IFRS in our report on the first quarter of 2005.

Results of Operations – Continuing Operations, excluding the performance of Jacob’s, which was acquired on September 20, 2004

Third Quarter of 2004 Compared to the Third Quarter of 2003 and the Year to Date 2004 Compared to the Year to Date 2003

Turnover

We derive our sales from manufacturing and marketing biscuits and savory snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from our export business. We also derive revenues from manufacturing and marketing biscuits, dry dessert mixes, fruit juice, canned meat and tomato products and dry dessert mixes in Iberia.

	Third Quarter			Year to Date
	2004	2003	%	2004	2003	%
	(£ million)			(£ million)

Turnover from continuing operations	315.9	310.4	1.8	968.4	965.8	0.3
Less: Triunfo	(4.5)	—		(4.5)	—
Adjusted turnover from continuing operations	311.4	310.4	0.3	963.9	965.8	-0.2

Turnover increased from £310.4 million in the third quarter of 2003 to £315.9 million in the third quarter of 2004, an increase of £5.5 million, or 1.8%. Excluding turnover relating to Triunfo, the underlying turnover has increased by £1.0 million, or 0.3%. For the year to date 2004, turnover increased from £965.8 million to £968.4 million, an increase of £2.6 million, or 0.3%, including currency translation losses of £10.3 million. After deducting the increase attributable to Triunfo, the underlying turnover has decreased by £1.9 million over the period.

Progress against our strategy to deliver profitable branded growth has been affected by a challenging trading environment in the United Kingdom, strong pricing pressures experienced in the Netherlands, and further impacted by currency translation losses. As a result, total priority branded sales declined by 0.1% for the year to date 2004 compared with the year to date 2003.

At constant exchange rate, sales of total branded products increased for the year to date by 0.6% due to growth in our Southern Europe and U.K. businesses. Sales of retailer branded products increased by 1.0%. This excludes contract sales to Danone where, while the majority of the original contract sales have now ceased, we continue to supply a small number of products. These sales decreased by 46.1% in the year to date 2004.

Cost of Sales

Our cost of sales includes the costs of ingredients, packaging materials, direct labor and manufacturing overhead. The major ingredients the company uses are sugar, fats and oils, cocoa, flour, nuts, fruits, dairy products and potatoes. The company’s labor costs include salaries, hourly wages and other direct costs of employment. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

	Third Quarter			Year to Date
	2004	2003	%	2004	2003	%
	(£ million)			(£ million)

Cost of sales from continuing operations	169.7	167.9	1.1	538.0	525.6	2.4
Less: Triunfo	(2.2)	—		(2.2)	—
Adjusted cost of sales from continuing operations	167.5	167.9	-0.2	535.8	525.6	1.9

Cost of sales increased from £167.9 million in the third quarter of 2003 to £169.7 million in the third quarter of 2004, an increase of £1.8 million, or 1.1%. Excluding cost of sales relating to Triunfo, the underlying cost of sales have decreased by £0.4 million or 0.2%. For the year to date 2004, cost of sales increased from £525.6 million to £538.0 million, an increase of £12.4 million, or 2.4%. After deducting the increase attributable Triunfo, the underlying cost of sales have increased by £10.2 million, or 1.9%, for the first three quarters of 2004 compared to the same period in 2003.

The resulting decline in gross margin for the year to date is predominantly due to higher volume sales of lower-margin products in our U.K. business. Cost inflation has been offset by the effects of the company’s cost-reduction strategy, which includes the implementation of manufacturing efficiency projects and the securing of procurement savings through our “e-Sourcing” initiative, where suppliers tender for contracts online. We are also continuing to implement change in ways of working across our U.K. and Northern Europe supply chain. This requires significant organizational changes which, in conjunction with other manufacturing efficiency programs, are expected to continue to deliver cost-saving benefits throughout 2004.

Gross Profit

	Third Quarter			Year to Date
	2004	2003	%	2004	2003	%
	(£ million)			(£ million)

Gross profit from continuing operations	146.2	142.5	2.6	430.4	440.2	-2.2
Less: Triunfo	(2.3)	—		(2.3)	—
Adjusted gross profit from continuing operations	143.9	142.5	1.0	428.1	440.2	-2.7

Gross profit increased from £142.5 million in the third quarter of 2003 to £146.2 million in the third quarter of 2004, an increase of £3.7 million, or 2.6%. The gross profit margin in the third quarter of 2004 was 46.3% compared with 45.9% for the third quarter of 2003. The acquisition of Triunfo contributed £2.3 million of the increase in the third quarter of 2004. The gross profit margin has improved from 43.6% in the second quarter of 2004. For the year to date, gross profit has decreased from £440.2 million in 2003 to £430.4 million in 2004, a decrease of £9.8 million, or 2.2%. Correspondingly, the gross margin has decreased from 45.6% in 2003 to 44.4% in 2004. After adjusting for the acquisition of Triunfo, the underlying year to date gross profit has decreased by £12.1 million, or 2.7%, over the same period in 2003. This reduction in gross margin is predominantly due to product and sales channel mix within the U.K. business, where there is a significant sales growth of lower-margin products. This has been partially offset by price increases on branded products in Northern Europe and Southern Europe, and manufacturing efficiencies and product cost-reduction initiatives in all regions.

Distribution, Selling and Marketing Costs

Our distribution expenses represent the cost of warehousing products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses consist of advertising expenses, promotional costs and marketing-overhead costs. Our promotional costs include, among other things, discounts given to retailers in connection with product-specific promotions. Our distribution, selling and marketing expenses also include costs associated with new product development.

	Third Quarter			Year to Date
	2004	2003	%	2004	2003	%
	(£ millions)			(£ millions)

Distribution, selling and marketing costs from continuing operations	95.8	88.0	8.9	298.6	289.1	3.3
Less: Triunfo	(1.6)	—		(1.6)	—
Adjusted distribution, selling and marketing costs from continuing operations	94.2	88.0	7.0	297.0	289.1	2.7

Distribution, selling and marketing costs increased from £88.0 million in the third quarter of 2003 to £95.8 million in the third quarter of 2004, an increase of £7.8 million, or 8.9%. Triunfo accounted for £1.6 million of the movement. For the year to date, distribution, selling and marketing costs increased from £289.1 million in 2003 to £298.6 million in 2004, an increase of £9.5 million, or 3.3%. After adjusting for the £1.6 million increase attributable to Triunfo, underlying costs have increased by £7.9 million, or 2.7%, for the first three quarters of 2004 compared to the same period in 2003.

Excluding the costs attributable to Triunfo, marketing expenditure increased 2.6% for the year to date 2004 compared to 2003. This was predominantly due to the UK. and Southern Europe. In the UK, there has been a significant year on year increase in promotional spend due to the competitive retail environment, while in Southern Europe there has been a considerable investment in promotional marketing and advertising to support the growing business. Other costs in the year to date 2004 have decreased by 4.4% overall compared with the same period in 2003 due to savings generated from cost-reduction initiatives.

Administrative Expenses

Our administrative expenses consist primarily of costs associated with our finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	Third Quarter			Year to Date
	2004	2003	%	2004	2003	%
	(£ millions)			(£ millions)

Administrative expenses from continuing operations (1)	25.6	17.8	43.8	77.3	74.7	3.5
Less: Triunfo	(0.3)	—		(0.3)	—
Adjusted administrative expenses from continuing operations	25.3	17.8	42.1	77.0	74.7	3.1

(1)               Excluding operating exceptional items of £3.6 million for the third quarter of 2004 and £12.3 million for the year to date 2004 (2003: £35.3 million and £43.9 million, respectively), which are discussed separately.

Administrative expenses increased from £17.8 million in the third quarter of 2003 to £25.6 million in the third quarter of 2004, an increase of £7.8 million, or 43.8%. After adjusting for £0.3 million of administrative expenses relating to Triunfo and taking into account a one-off adjustment of £4.7 million relating to the reduction of an accrual for the employee bonus scheme in the third quarter of 2003, underlying administrative costs have increased by £2.8 million, or 12.4%.

For the year to date 2004, administrative expenses were £77.3 million compared to £74.7 million in 2003, an increase of £2.6 million, or 3.5%. After adjusting for administrative expenses relating to Triunfo, underlying administrative costs have increased by £2.3 million or 3.1%. This increase is due to inflation in 2004, one-off benefits we received in 2003 and savings generated by our cost-reduction initiatives.

The majority of administrative costs are directly related to the individual operations of the company’s business units and consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs, which are not included within the segmental results, are considered central costs and represent corporate governance costs including executive costs, legal and company secretarial, pension administration, tax and treasury functions. For the year to date these costs decreased from £9.8 million in 2003 to £9.0 million in 2004, a decrease of £0.8 million. This decrease is due predominantly to a VAT refund in connection with our company cars and savings generated by our cost-reduction initiatives partially offset by underlying inflationary increases.

Other Operating Income and Charges

Our other operating income and charges consists principally of royalties received in connection with long-standing licensing arrangements for certain brands in Japan and the United States, and foreign exchange gains and losses arising from hedging in connection with foreign currency transactions, and any other amounts that arise from time to time that are appropriate to include as other operating charges and income. Other operating income for the 40 weeks ended October 9, 2004 amounted to £6.3 million and comprised £2.0 million relating to royalty income and £4.3 million relating to foreign exchange gains.

Business Profit

Business profit is the primary measure by which our management monitors our business performance. Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. While business profit should not be considered as a substitute for operating profit and cash flows from operations, we believe it provides useful information regarding our ability to meet future debt service requirements.

	Third Quarter		Year to Date
	2004	2003	2004	2003
	(£ millions)
Reconciliation of business profit to U.K. GAAP data:
Profit/(loss) before interest	17.3	(11.0)	17.1	0.1
Operating loss from discontinued operations	0.2	1.4	2.1	4.7
Share of profit of joint ventures	(0.2)	(0.1)	(0.5)	(0.4)
Depreciation	14.0	13.3	44.6	41.7
Goodwill amortization	8.5	8.3	28.1	28.0
Non-operating exceptionals	(2.7)	2.1	2.2	2.1
Other exceptional income	—	—	—	(2.8)
Operating exceptionals	3.6	35.3	11.8	43.9
Business profit	40.7	49.3	105.4	117.3
Less: Triunfo	(0.7)	—	(0.7)	—
Adjusted business profit	40.0	49.3	104.7	117.3

Business profit for the third quarter of 2004 was £40.7 million compared to £49.3 million for the third quarter of 2003, a decrease of £8.6 million, or 17.4%. After adjusting for business profits attributable to Triunfo and taking into account a one-off adjustment of £4.7 million relating to the reduction of an accrual for the employee bonus scheme in the third quarter of 2003, business profits declined by £4.6 million, or 10.3%. Business profit for the year to date 2004 was

£105.4 million compared to £117.3 million for the year to date 2003, a decrease of £11.9 million, or 10.1%. After adjusting for the £0.7 million business profit attributable to Triunfo, underlying business profits have declined by £12.6 million or 10.7%. The decrease in business profit in the first three quarters of 2004 is due to lower business profit in our UK and International Sales businesses partially offset by continued profit growth in Northern Europe and Southern Europe. The UK business profit decline was due to raw materials cost inflation, increased promotional costs and a change in product and channel mix resulting in proportionally higher sales of lower-margin products, partially offset by savings generated by our cost-reduction initiatives .

Our business profit from continuing operations for the 53 weeks ended October 9, 2004 was £159.0 million compared to business profit of £170.9 million for the 53 weeks ended January 3, 2004. Our management anticipates that the business profit margin trend experienced in the first three quarters of 2004 is likely to continue during the fourth quarter of 2004. This is due to the fact that the trading outlook for the U.K. business continues to be challenging.

Segmental Performance – Continuing Operations

UK, excluding the performance of Jacob’s, which was acquired on September 20, 2004

Turnover decreased from £181.0 million in the third quarter of 2003 to £178.9 million in the third quarter of 2004, a decrease of £2.1 million, or 1.2%. For the first three quarters of 2004 turnover increased from £588.2 million to £590.6 million, an increase of £2.4 million or 0.4%. Excluding contract sales to Danone, sales increased by 0.7%. We continue to experience challenging trading conditions in our U.K. business.

McVitie’s core sales increased by 3.1% in the first three quarters of 2004 compared to the first three quarters of 2003. This was predominantly due to “Every Day Biscuits” sales growth of 9.3%, partially offset by lower “Every Day Treats” sales in the same period. McVitie’s Jaffa sales increased by 12.3% in the first three quarters of 2004 compared to the first three quarters of 2003 due to the continued success of the new promotional program and marketing plan. Sales of go ahead! grew marginally by 2.3% in the fast-growing healthier market, driven through the successful launch of go ahead! Yogurt Breaks and Crispy Rice Crackers. After a review of the healthier biscuits segment, UB will be consolidating its go ahead! and McV a:m brands in the healthier biscuits segment under the go ahead! brand. We will be retaining the most successful products from both ranges and discontinuing the remainder. Penguin declined by 11.9% due to competitive pressures from within the declining chocolate biscuit bars segment; a decrease that has been partially offset through the promotional tie-in of Penguin with the Spiderman 2 movie. McVitie’s cake sales showed continued strong growth of 10.6% for the first three quarters of 2004 compared to 2003 due to the continuing success of existing ranges, supported by the launch of McV Slices. In total, branded biscuit sales increased by 0.3% in the first three quarters of 2004 compared to the first three quarters of 2003. Non-branded sales increased by 6.1% and contract sales to Danone decreased by 46.1% in the same period. The Danone contract resulting from the UB acquisition was substantially reduced by the end of 2002, although we continued to supply a small number of lines. Overall, total biscuit sales excluding Danone increased by 1.5% in the first three quarters of 2004 compared to the first three quarters of 2003.

The U.K. savory snacks market remained highly competitive, with Walkers (PepsiCo) continuing to lead the market. Notwithstanding this, McCoy’s sales increased 18.9% in the first three quarters of 2004 compared to the first three quarters of 2003 due to a successful marketing campaign, an increased multi-pack range further developing the grocery channel and increased marketing expenditure. Mini Cheddars sales were level with last year due to production capacity constraints as we transferred production from Ashby to our Harlesden manufacturing facility. Hula Hoops and Skips sales declined in the first three quarters of 2004 compared to the first three quarters of 2003. The competition for promotional activity within retail stores in 2004 is significant and has contributed to their decline. Our KP nuts brand has shown an increase of 5.7% for the first three quarters of 2004 compared to the first three quarters of 2003 due to increased grocery listings and a decline in retailer brand nuts in favor of KP nuts brand.

In the first three quarters of 2004 we continued to promote products displaying strong growth potential and profitability and minimized the impact of lost sales due to intense retailer competition within the market. In total, branded snacks sales decreased by 1.2% in the first three quarters of 2004 compared to the first three quarters of 2003. Non-branded sales increased by 3.4% in the same period. Overall, total snacks sales decreased 0.6% in the first three quarters of 2004 compared to the first three quarters of 2003.

Business profit decreased from £30.9 million in the third quarter of 2003 to £19.0 million in the third quarter of 2004, a decrease of £11.9 million. For the first three quarters of 2004 business profit decreased from £80.6 million in 2003 to £62.8 million in 2004. The decline in business profit was the result of increased promotional costs in our snacks business, higher sales of lower-margin products and cost inflation partially offset by savings generated from our cost-saving initiatives. As a result of this our gross profit margin reduced from 42.7% to 40.1%.

In February 2003, following a detailed review of our U.K. biscuit manufacturing facilities, we announced a proposal to close our Ashby-de-la-Zouch biscuit factory by the end of 2004. Following the conclusion of an employee consultation process, we began transferring production to our other biscuit factories in the United Kingdom. We completed another phase of our redundancy program in October this year bringing the total to 700, with a further 150 redundancies due before the end of the year. The last product transfer will be complete by the end of November.

On September 20, 2004 we acquired a 100% interest in Jacob’s from Groupe Danone. Jacob’s is a U.K. biscuit and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the U.K. biscuit market. The purchase consideration paid to Groupe Danone in respect of the acquisition of Jacob’s was £217.4 million. Under the terms of the sale and purchase agreement, the purchase price may be adjusted in the event actual working capital and net debt varied from pre-agreed levels. It has not yet been agreed whether such adjustment is required, but we do not anticipate a significant adjustment to the purchase price. We anticipate transaction costs associated with the acquisition of Jacob’s to be approximately £4.0 million, excluding the cost of refinancing our senior credit facility. This acquisition has significantly strengthened our brand portfolio, particularly in the savory biscuits and crackers and crispbreads segment. Jacob’s portfolio of well-known brands includes Jacob’s Cream Crackers, Club, Ritz, Tuc, Cheddars, Thai Bites and Twiglets. In our management’s view following financial due diligence, Jacob’s sales for 2003, after trade investment, amounted to £150.5 million and business profit for the same period was £25.8 million.

Due to the proximity of the acquisition to our quarter end, Jacob’s accounting policies and accounting periods had not been aligned with ours and its opening balance sheet position had not been finalized at the quarter end. Consequently, we have not included Jacob’s performance or reflected Jacob’s financial position in the third-quarter results. We have recognized the cost of the Jacob’s acquisition in the balance sheet at October 9, 2004 as an investment in subsidiary. Jacob’s sales in the period September 20, 2004 through October 9, 2004 were approximately £10.4 million. It is intended that the Jacob’s business will be integrated with the Company’s existing UK business and will be reported in the UK segment.

Northern Europe

Sales decreased from £54.9 million in the third quarter of 2003 to £52.7 million in the third quarter of 2004, a decrease of £2.2 million, or 4.0%. For the first three quarters of 2004 turnover decreased from £170.1 million to £164.0 million, a decrease of £6.1 million, or 3.6%. In local currency, sales decreased by 1.1%, from €246.1 million in the first three quarters of 2003 to €243.5 million in the first three quarters of 2004. The lower sales were due predominantly to the impact of the retailer price-war in the Netherlands which included major brands including our own Verkade and Sultana brands, particularly in the first quarter of 2004.

At constant exchange rates, priority-brand biscuit sales declined by 2.0% and branded biscuit sales declined 3.4% in the first three quarters of 2004 compared to the first three quarters of 2003. This was due to lower sales of Sultana and Verkade products in the Netherlands and lower sales of Delacre and BN products in France. Sultana sales were 0.7% lower and Verkade sales were 1.8% lower in the first three quarters of 2004 compared to the first three quarters of 2003. This was due primarily to the rescheduling of new product launches and promotional campaigns due to the current environment of strong pricing pressures in the Netherlands. The impact felt through pricing pressures has been reduced since the first quarter of 2004 through the successful implementation of a recovery plan. The launch of Sultana Yo Fruit is exceeding expectations and gaining a significant foothold in the healthier segment, while other new product development, namely Petit Dejeuner éclats de céréales and Houba, are growing steadily. Sales of Delacre and BN were down 2.4% and 2.2%, respectively, due to reduced consumer demand and increased competition. BN decline was partially offset by the continued success of BN Choc + launched at the end of the first quarter of 2004.

We have managed our Northern Europe business through an extremely competitive phase in France and the Netherlands by maximizing the benefits from products that continue to display strong growth and minimizing the impact of lower sales on products subject to intense competition. As a result our marketing expenditure in the first three quarters of 2004 has decreased by 9.5% compared to the first three quarters of 2003. Our strategy of focusing on higher-margin products and driving manufacturing cost-savings has resulted in an increase in gross margins from 54.3% in the first three quarters of 2003 to 55.1% in the same period of 2004. Further cost-saving initiatives are being implemented which will drive improvements in manufacturing efficiency. In addition, we are progressing a project to harmonize and upgrade our Enterprise Resource Planning operating system. Notwithstanding the lower sales, and as a result of the improved gross profit margins and strict cost control, business profit of £13.4 million in the first three quarters of 2003 increased to £15.7 million in the first three quarters of 2004, or 17.2%.

As a result of the Sarkozy directive in France, aimed at reducing leading brands prices and removing the constraints of the Galland law, our management has expectations of reduced turnover due to lower promotional volumes. This is predicted to impact business profit towards the end of 2004 and into 2005.

Southern Europe

Sales increased from £53.5 million in the third quarter of 2003 to £61.3 million in the third quarter of 2004, an increase of £7.8 million, or 14.6%. For the first three quarters of 2004 turnover increased from £159.5 million to £169.0 million, an increase of £9.5 million, or 6.0%. In local currency, sales increased by 8.0%, from €229.6 million in the first three quarters of 2003 to €247.9 million in the first three quarters of 2004.

At constant exchange rates, priority-brand sales increased by 10.0% and branded sales increased by 7.8% in the first three quarters of 2004 compared to the first three quarters of 2003. Sales of Filipinos increased by 14.1% in the same period due to the continued success of new products such as Filipinos Holes, launched in 2003, and support from a successful marketing and promotional campaign. Oreo sales also increased by 15.8% due to a strong promotional campaign and the launch of Mini Oreo at the end of the second quarter of 2004. Fontenada sales increased by 11.1% for the first three quarters of 2004 compared to the first three quarters of 2003, supported by a very effective media campaign and the successful launch of Fontenada Sin in March 2004. Sales of Chiquilin decreased by 2.7% over the same period due predominantly to comparisons against the promotions of new products such as Chiquilin Energy in 2003. We also launched Geli-Fruit in March 2004 under our Royal brand, which continues to perform well in terms of distribution and sales. Overall the sales performance has been supported by a marketing expenditure increase of 9.5% in the first three quarters of 2004 compared to the first three quarters of 2003.

Business profit has increased from £7.4 million in the third quarter of 2003 to £10.1 million in the third quarter of 2004, an increase of £2.7 million, or 36.5%. Business profit for the first three quarters of 2004 increased from £21.2 million in the first three quarters of 2003 to £26.1 million, an increase of £4.9 million, or 23.1%. This reflects an increase in sales of higher-margin products, successful price increases and cost-saving initiatives, offset by an increase in marketing expenditure.

On August 2, 2004 we announced that we had received final approval from the Portuguese competition authorities to proceed with the acquisition of Triunfo. As a result of the acquisition of Triunfo, effective August 1, 2004, we are now the number one biscuit manufacturer in Portugal with a 39.2% (moving annual total) share of the biscuit market. Triunfo is the leading biscuit manufacturer in Portugal and holds some of the most prestigious brand names in the Portuguese biscuit sector, including Hookie, Clasicas, Waferland, Corintia and Chipmix.

International Sales

Our strategy for International Sales is to manage the existing portfolio of revenues to improve the overall profitability of our export business by prioritizing investment and reducing activity in non-profitable areas. Sales decreased from £48.0 million for the first three quarters of 2003 to £44.8 million for the first three quarters of 2004. This decrease was due to significant decline in Nigeria, where a trade embargo is severely restricting imports.

Segmental Performance – Discontinued Operations

Benelux Snacks

Following our announcement on June 25, 2004 that we had signed a binding agreement for the disposal of our Benelux snacks business to Roger & Roger S.A., the sale of this business was completed on August 16, 2004, part way through the third quarter. Accordingly, this business is now reflected in our results as discontinued operations.

Benelux snacks sales decreased from £20.5 million in the first three quarters of 2003 to £14.3 million in the first three quarters of 2004. Business loss for the first three quarters of 2004 improved to a loss of £0.9 million, compared to a loss of £3.6 million for the first three quarters of 2003. The majority of year-on-year sales decline is attributable to the sale of the business during the third quarter of 2004.

Exceptional Items

During the first three quarters of 2004, we recorded a total exceptional charge of £14.5 million comprising £12.3 million of operating expenses and net non-operating expenses of £2.2 million.

Continuing Operations

Operating exceptional items for the third quarter of 2004 totaled £3.6 million, and consisted of £1.6 million in relation to the closure of our biscuit factory in Ashby-de-la-Zouch, £0.7 million in restructuring charges relating to the implementation of the “ways of working” review across the UK supply chain, £0.6 million relating to our Southern Europe overhead-reduction program, £0.1 million relating to our Northern Europe overhead-reduction program and £0.6 million relating to the government-sponsored early retirement scheme in France (Cessation Activités Travailleurs Salaries) entered into in 2002.

Operating exceptional items for the third quarter of 2003 totaled £35.3 million, and consisted of £29.5 million in relation to the closure of our biscuit factory in Ashby-de-la-Zouch, £1.4 million in restructuring charges relating to the implementation of the “ways of working” review across the UK supply chain and factory rationalization, £0.6 million relating to our Southern Europe overhead-reduction program, £0.5 million relating to our Northern Europe overhead-reduction program, £1.2 million relating to the government-sponsored early retirement scheme in France (Cessation Activités Travailleurs Salaries) entered into in 2002, and £2.1 million in connection with other overhead-reduction initiatives and manufacturing-efficiency projects.

Operating exceptional items in the first three quarters of 2004 totaled £11.8 million, and consisted of £4.1 million in relation to the closure of our biscuit factory in Ashby-de-la-Zouch, £3.2 million in restructuring charges related to the implementation of the “ways of working” review across the UK supply chain, £1.0 million in connection with our Southern Europe overhead-reduction program, £1.6 million relating to our Northern Europe overhead-reduction program and £1.9 million relating to the government-sponsored early retirement scheme in France (Cessation Activités Travailleurs Salaries) entered into in 2002.

Operating exceptional items in the first three quarters of 2003 totaled £43.9 million, and consisted of £29.5 million in relation to the closure of our biscuit factory in Ashby-de-la-Zouch, £4.0 million in restructuring charges related to the implementation of the “ways of working”

review across the UK supply chain and factory rationalization, £0.9 million in connection with our Southern Europe overhead-reduction program, £1.6 million relating to our Northern Europe overhead-reduction program, £3.8 million relating to the government-sponsored early retirement scheme in France (Cessation Activités Travailleurs Salaries) entered into in 2002, and £4.1 million in connection with other overhead-reduction initiatives and manufacturing-efficiency programs.

A profit of £2.4 million was recorded as non-operating exceptionals during the year to date 2004, of which £1.9 million related to the sale of surplus land at one of our manufacturing facilities in Northern Europe, £0.8 million related to the disposal of fixed assets in the United Kingdom and an expense of £0.3 million related to the disposal of our Benelux snacks business.

Discontinued Operations

During the first three quarters of 2004, we recorded a total non-operating exceptional charge of £4.6 million in relation to the sale of the Benelux snacks business and £0.5 million of operating exceptionals in relation to a manufacturing overhead reduction program.

Liquidity and Capital Resources

Overview

Our principal sources of funds are cash generated from our operating activities and long-term borrowings. Our principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing cost-saving initiatives, working capital and debt service and repayment obligations.

Cash Flows

Cash Flow from Operating Activities

We had a net cash inflow of £6.8 million in respect of operating activities during the third quarter of 2004. This net inflow comprised £40.9 million generated from operations, £8.6 million expended on rationalization and exceptional costs, and an increase in working capital of £25.5 million. For the first three quarters of 2004, we had a net cash inflow of £62.4 million. This comprised £103.1 million generated from operations, £22.3 million expended on rationalization and exceptional costs, and an increase in working capital of £18.4 million.

Cash Flow from Returns on Investments and Servicing of Finance

In addition to cash flow from operating activities, we had net cash outflows from returns on investment and servicing of financing in the third quarter of 2004 of £9.4 million relating principally to interest payments. This compares to £0.6 million for the third quarter of 2003. The increase is due to the fact that, in 2004, the Senior Credit Facility interest which would normally have been accrued at the end of the third quarter and paid in the fourth quarter, was paid in the third quarter of 2004 as a result of the refinancing on September 20, 2004. For the first three quarters of 2004, net cash outflows were £32.7 million compared to £29.1 million for the first three quarters of 2003.

Cash Flow from Capital Expenditure and Financial Investment

In the third quarter of 2004 we had net cash outflows of £4.0 million (2003: £10.0 million) relating to capital expenditures and £23.3 million for the first three quarters of 2004 (2003: £24.6 million).

Cash Flow from Acquisitions and Disposals

We had a cash outflow of £247.2 million from acquisitions and disposals in the third quarter of 2004. £247.3 million of the cash outflows relates to the costs associated with the acquisitions of Triunfo and Jacob’s. In addition there was a net cash inflow of £0.1 million from the sale of the Benelux snacks business relating to the proceeds from the sale offset by costs associated with the sale. The inflow of £3.6 million in the first three quarters of 2003 resulted from an agreement reached with Nabisco, effective February 18, 2003, that the acquisition of Nabisco’s Middle Eastern operations would not proceed. The sum of £3.0 million was received as an adjustment to the purchase price and a further £0.6 million was received as consideration for amending a license agreement to exclude territories associated with the Middle Eastern business.

Debt Service Obligations

Senior Credit Facility

Our senior credit facility agreement (“senior credit facility”) was entered into in connection with the UB acquisition. The loan facilities were used to finance the UB acquisition, support the refinancing of our senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. On April 9, 2003, following an amendment, the senior credit facility comprised a term loan A of £250.0 million and a revolving facility of £225.0 million. We borrowed the full £250.0 million of the term loan, of which £5.0 million was repaid as a scheduled repayment in October 2003, and borrowed £184.0 million under the revolving facility.

On February 13, 2004, after a presentation to the senior bank agent and the syndicate participants, we received a letter of consent from the senior bank agent to waive or amend some of the provisions of the senior facility to reflect, among other things:

•                       a potential acquisition in Southern Europe (see “—Significant Factors Affecting our Results of Operations— Acquisitions and Dispositions”);

•                       the issuance of new senior subordinated notes under the related indenture and the subsequent use of part of the proceeds to prepay £40.0 million of our Term Loan A; and

•                       revised financial covenant ratios.

On February 18, 2004 we repaid a further £40.0 million of our term loan A after we issued the new senior subordinated notes. The repayment, in accordance with the letter of consent, was allocated against the scheduled term loan A repayments due in 2004 and the balance thereafter was allocated against the term loan A scheduled repayment due in April 2005, leaving a balance of approximately £10 million repayable in April 2005.

On September 20, 2004 our senior credit facility, then comprising a term loan A of £204.9 million and a revolving facility of £225.0 million of which £184.0 million was drawn down as a loan and £9.5 million was provided as ancillary facilities and a letter of credit, was refinanced. The amount available under the senior credit facility was increased by £252.5 million in connection with the acquisition of Jacob’s. An amount of £243.5 million of the new funds was drawn down and utilized to finance the acquisition totaling an estimated £217.4 million and fund the related costs of acquisition and costs of financing totaling an estimated £15.2 million and the remainder was made available to fund the working capital requirements of the group.

The senior credit facility now comprises £632.4 million term loans A, B and C which have been drawn down in full and a revolving facility of £50.0 million. Details of the loans are set out below:

Senior Debt	Amount	Margin	Type	Maturity
	(£ million)
Revolving credit facility	50.0	2.25% over Libor	Bullet	March 20, 2010
Tranche A	267.4	2.25% over Libor	Amortizing	April 28, 2010
Tranche B (£)	100.0	2.75% over Libor	Bullet	September 20, 2010
Tranche B (€)	65.0	2.625% over Euribor	Bullet	September 20, 2010
Tranche C (£)	150.0	4.50% over Libor	Bullet	January 15, 2011
Tranche C (€)	50.0	4.375% over Euribor	Bullet	January 15, 2011

Total	682.4

As of October 9, 2004 we were scheduled to make the following principal repayments on term loan A under the senior credit facility:

Year	Total Payment Amount
(£ million)
2005	8.0
2006	38.5
2007	52.5
2008	62.5
2009	72.5
2010	33.4
Total	267.4

The revolving facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £50.0 million outstanding at any time. Each advance made under the revolving facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

An amount of £9.4 million has been drawn down as ancillary facilities under the revolving facility. Of this amount, £8.4 million is to cover day-to-day requirements of the UK business, £7.2 million is for the provision of two overdraft facilities and £1.2 million covers contingent liabilities, such as bank guarantees. The second overdraft facility for £2.4 million was put in place on July 30, 2004. There were no drawings under the overdraft facilities as of October 9, 2004. The balance of £1.0 million is in respect of a letter of credit issued to Rabobank. This covers an overdraft facility of £1.0 million for the Group’s subsidiaries in the Netherlands. There were no drawings under the Dutch facility as of October 9, 2004. In addition to the ancillary facilities, a letter of credit was issued on June 18, 2004 for €0.2 million (approximately £0.1 million), to cover a flour commodity hedging arrangement with Rabobank. The hedging arrangement had not been utilized as of October 9, 2004. As of October 9, 2004, £40.5 million was available to be drawn down under the revolving facility.

Advances under the facilities bear interest at rates per annum equal to LIBOR (EURIBOR on the euro tranche) plus a margin as set out above, plus, where appropriate, any applicable mandatory liquid asset costs. There is a margin adjustment mechanism in place in respect of term loans A and B and the margin may be reduced based on the ratio of total net debt to EBITDA (as defined in the senior credit facility) reflected in the financial statements delivered for the previous accounting quarter, but not before delivery of the financial statements for the fiscal quarter ending on April 23, 2005.

We are required to comply with financial covenants under the senior credit facility and these were revised as part of the refinancing. The specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA were amended and we are now required to maintain a cash flow to total debt service ratio. We must now maintain:

•                       EBITDA to net cash interest ratio ranging from 1.70 to 1.0 for the fiscal quarter ending April 23, 2005 to 2.75 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards;

•                       total net debt to EBITDA ratio ranging from 5.75 to 1.0 for the fiscal quarter ended April 23, 2005 to 3.0 to 1.0 for the fourth fiscal quarter of 2009 for every fiscal quarter afterwards; and

•                       cash flow to total debt service shall not be less than 1.0 to 1.0 for the fiscal quarter ending April 23, 2005 and every fiscal quarter afterwards.

The Senior Credit Facility places annual limits on our maximum capital expenditure and restructuring costs. These limits decrease from year to year, from £80.0 million in 2005 down to £60.0 million in 2008 and each fiscal year thereafter. There is the ability to carry forward for one year any unspent capital expenditure and restructuring costs, in any given year, of £20.0 million and the right to pull forward into the current fiscal year an amount not exceeding £10.0 million from the capital expenditure and restructuring costs limit for the following fiscal year. Our forecasts for 2005 indicate that we will be in compliance with all of our financial covenants under the Senior Credit Facility.

In addition, we are required to make mandatory prepayments in some circumstances out of the net proceeds we receive from asset disposals, insurance claims and surplus cash. We are also permitted to make voluntary prepayments on the term loans A and B under the senior credit facility and on the term loan C when the term loans A and B and the revolving facility have been repaid.

Senior Subordinated Notes

In April 2001, pursuant to an indenture dated April 17, 2001 (the “indenture”), UB Finance issued £120.0 million aggregate principal amount of senior subordinated notes due 2011 bearing interest at a rate of 10¾% each year and €160.0 million aggregate principal amount of senior subordinated notes due 2011 bearing interest at a rate of 10 5/8% each year (the “outstanding notes”), all of which were guaranteed by Regentrealm on an unsecured senior subordinated basis. Interest on the notes is due on April 15 and October 15 of each year. The outstanding notes are listed on the Luxembourg Stock Exchange.

On February 16, 2004, UB Finance issued additional notes under the same indenture as the outstanding notes, along with a supplemental indenture. We offered £45.0 million aggregate principal amount of 10 3/4% sterling-denominated senior subordinated notes due 2011 and €32.5 million aggregate principal amount of 10 5/8% euro-denominated senior subordinated notes due 2011 (the “new notes”). The price of the new Sterling notes was 111% plus accrued interest from October 15, 2003, and the price of the new euro notes was 113% plus accrued interest from October 15, 2003. The new notes were listed on the Luxembourg Stock Exchange on April 15, 2004.

The gross proceeds from the sale of the new notes were approximately £75.0 million before deducting the estimated fees and expenses for the offering of approximately £2.2 million, including the initial purchaser’s commissions. We used £40.0 million of these proceeds to prepay a portion of term loan A under the senior credit facility and to pay the transaction fees from the offering and approximately €38.8 million to finance the acquisition of Triunfo from Nutrinveste SGPS, S.A. on August 2, 2004.

The new notes and the outstanding notes (the “notes”) are treated as a single class of securities for all purposes under the indenture.

We may redeem the notes at any time on or after April 15, 2006. If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the notes from the noteholders.

We made an offer on May 13, 2004 to exchange the new notes for registered, publicly tradable notes (“exchange notes”) that have substantially identical terms as the notes. The offer closed on June 10, 2004. The exchange notes have been registered under the U.S. Securities Act of 1933, as amended, and listed on the Luxembourg Stock Exchange.

We believe that the cash flow generated from our operating activities, together with our borrowings under the Senior Credit Facility and the notes, should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future.

Senior Management

On June 18, 2004 we announced that Ian Cray, formerly our Chief Financial Officer, had left the business, for personal reasons, with immediate effect. An announcement on his successor will be made in due course.

On August 13, 2004 we announced a strengthening of our UK management team with the appointment of Benoit Testard, previously Managing Director of our Northern Europe business, as the new Managing Director of our UK business with immediate effect. As a result of this appointment, Will Carter, formerly Managing Director of the UK business, will leave the Group. An announcement on a new Managing Director for our Northern European business will be made in due course.

Dominic Murphy, who has been a member of the boards of directors both United Biscuits Finance plc and Regentrealm Limited since March 22, 2000, resigned as a director of each of the companies with effect from November 4, 2004.

Overview of Jacobs

On September 20, 2004 we acquired Jacob’s U.K. biscuit manufacturing and marketing operations plus the Northern Ireland distribution business from Groupe Danone (“Danone”).

Jacob’s is an important player in the U.K. biscuit market and has a key presence in the growth segments of the U.K. biscuit market. Jacob’s manufactures and distributes a wide range of products including crackers, savory snacks and sweet biscuits under a variety of brands.

Jacob’s owns a number of well-known brands and products that are long established and well-recognized by retailers and consumers. Some of these, such as Jacob’s Cream Crackers and Club have became household names in the United Kingdom. Other popular Jacob’s brands include Ritz, TUC, Cheddars, Thai Bites, Jacobites, Gem’s, Family Circle, Jacob’s Fig Rolls and Twiglets.

We have acquired ownership over most of the Jacob’s brands used in the business. In addition, Danone have licensed the TUC brand in the United Kingdom to Jacob’s. Jacob’s uses the Ritz brand, which is licensed from Kraft, to market its savory snacks, including Cheese Rolls and Cheese Sandwiches in the United Kingdom.

Jacob’s has successfully launched snacking cracker products into the crackers and crispbread segment, including the Thai Bites and Jacobites brands. In addition, a marketing effort to position the TUC product range as a family snack and increase penetration in the United Kingdom has resulted in increased sales. In the sweet biscuit category, Club has suffered recently from the increasing competitiveness in the chocolate biscuit bars segments.

Jacob’s portfolio of brands share the concept of “feel good food,” convenient food that is a pleasure to eat, has a distinctive taste and is made of quality ingredients. Jacob’s has invested in this positioning with targeted marketing and ongoing product innovation. Jacob’s has been developing new packaging and a wider array of product offerings for the most popular brands, such as TUC and Thai Bites. Recently, the Thai Bites product range has been re-designed to drive appeal to a broader audience and improve shelf stand-out. The collection of flavors has been expanded based on qualitative research and a new ‘Dip Pack’ variety of Thai Bites has been introduced.

While the U.K. biscuit market as a whole is experiencing limited growth, segments where Jacob’s is well represented, such as crackers and crispbreads and savory biscuits, are growing. Branded savory products represented 41% of Jacob’s sales in 2003, and this business has been growing driven by Jacob’s Cream Crackers, Biscuits for Cheese, TUC and Thai Bites. Jacob’s is the fourth largest biscuit manufacturer in the United Kingdom, with a 6.9% market share, Jacob’s is a leading manufacturer of products in the savory biscuits and crackers and is well represented in the children’s and seasonal segments.

Jacob’s manufactures both branded and private labels goods. In 2003, 86% of sales related to branded products. Following an internal review, Jacob’s made the strategic choice to exit a number of unprofitable private label contracts and utilize this capacity for branded products to improve profitability.

Jacob’s operates two freehold manufacturing facilities in the United Kingdom, Aintree and Wigston.

The acquisition of Jacob’s represents an important strategic opportunity for us as it fits well with our defined strategy of further extending our leading position in the competitive U.K. biscuit market and strengthening our number two position in the U.K. snacks market. Jacob’s savory brands and baked snacks are complementary to our product portfolio and represent an opportunity for us to broaden our product range and expand into categories that are currently experiencing above average market growth.

We anticipate that the acquisition of Jacob’s will allow us to achieve substantial distribution and administration synergies from the integration of our operational platform with Jacob’s. In addition, we expect our increased mass and broader brand portfolio will enhance our relationships with our key customers.

Over the past few years, Jacob’s has rationalized its product offering by cutting back on low-growth, lower-margin product lines. Although we believe that this has resulted in a short-term fall in sales growth, it is anticipated that this will facilitate margin growth and improve focus on key brands.

	Jacobs Pro Forma Sales and Business Profit (1)
	For the Year Ended December 31,			For 12 months to June 30, 2004
	2001	2002	2003
	(£ million)
Sales(2)	162.3	160.3	150.5	148.1
% growth		(1.2)%	(6.1)%	(1.6)%
Business Profit	31.3	31.2	25.8	25.4
As a % of Sales	19.3%	19.5%	17.1%	17.1%

(1)              Pro forma amounts represent our best estimate of Jacob’s results based on UB structure as compared to Danone.

(2)              Sales are stated on a net, net basis and are not directly comparable with UB sales.

Jacobs sales in the period from September 20, 2004 to October 9, 2004 were approximately £10.4 million.